UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited condensed consolidated interim

financial information at June 30, 2018

and Report on Review of Interim

Financial Information

Report on review of interim
financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying condensed consolidated interim balance sheet of Fibria Celulose S.A. and its subsidiaries (the “Company”) as at June 30, 2018 and the related condensed consolidated statement of profit or loss and comprehensive income for the three-month and six-month periods then ended, and condensed consolidated statement of changes in shareholders’ equity and cash flows for the six-month period then ended, and notes, comprising a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB).

São Paulo, July 23, 2018

PricewaterhouseCoopers	José Vital Pessoa Monteiro Filho
Auditores Independentes	Contador CRC 1PE016700/O-0

CRC 2SP000160/O-5

Fibria Celulose S.A. Unaudited condensed consolidated balance sheet at (In thousands of Reais)

Assets	June 30, 2018	December 31, 2017

Current
Cash and cash equivalents (Note 7)	3,282,933	4,051,717
Marketable securities (Note 8)	4,086,829	2,619,424
Derivative financial instruments (Note 9)	19,901	124,340
Trade accounts receivable, net (Note 10)	1,512,531	1,193,157
Inventory (Note 11)	2,801,560	2,080,403
Recoverable taxes (Note 12)	1,631,576	272,623
Other assets	175,646	188,497

	13,510,976	10,530,161

Non-current
Marketable securities (Note 8)	167,511	162,254
Derivative financial instruments (Note 9)	305,392	323,952
Related parties receivables (Note 14 (a))	11,567	9,924
Recoverable taxes (Note 12)	581,795	1,868,294
Advances to suppliers	658,631	645,460
Judicial deposits	190,115	180,883
Deferred taxes (Note 13)	679,229	752,545
Other assets	116,468	119,945

Investments (Note 15)	180,985	152,905
Biological assets (Note 16)	4,329,835	4,253,008
Property, plant and equipment (Note 17)	15,564,848	15,101,738
Intangible assets (Note 18)	4,571,713	4,592,262

	27,358,089	28,163,170

Total assets	40,869,065	38,693,331

Fibria Celulose S.A. Unaudited condensed consolidated balance sheet at (In thousands of Reais)	(continued)

Liabilities and shareholders’ equity	June 30, 2018	December 31, 2017

Current
Loans and financing (Note 19)	1,700,834	1,692,905
Derivative financial instruments (Note 9)	440,181	151,571
Trade payables (Note 20)	3,013,381	3,110,462
Payroll, profit sharing and related charges	153,593	201,949
Taxes payable	160,703	246,388
Dividends payable	6,374	261,567
Other payables	185,596	124,965

	5,660,662	5,789,807

Non-current
Loans and financing (Note 19)	19,321,778	17,605,658
Derivative financial instruments (Note 9)	203,266	162,519
Provision for legal proceeds, net (Note 21)	194,717	165,944
Other payables	411,126	319,474

	20,130,887	18,253,595

Total liabilities	25,791,549	24,043,402

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	19,884	13,361
Treasury shares	(19,416)	(23,086)
Other reserves	1,625,998	1,608,867
Statutory reserves	3,249,015	3,249,015
Retained earnings	400,943

Equity attributable to shareholders of the Company	15,005,430	14,577,163

Equity attributable to non-controlling interests	72,086	72,766

Total shareholders’ equity	15,077,516	14,649,929

Total liabilities and shareholders’ equity	40,869,065	38,693,331

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Unaudited condensed consolidated statement of profit or loss (In thousand of Reais, except for the income per shares)

	Second quarter		Semester ended
	April 1 to June 30, 2018	April 1 to June 30, 2017	June 30, 2018	June 30, 2017

Net revenues (Note 22)	4,722,488	2,774,858	8,415,655	4,848,875
Cost of sales (Note 24)	(2,615,801)	(2,047,302)	(4,820,946)	(3,780,740)

Gross profit	2,106,687	727,556	3,594,709	1,068,135

Selling expenses (Note 24)	(221,847)	(131,404)	(406,690)	(236,887)
General and administrative (Note 24)	(93,857)	(68,087)	(167,825)	(126,652)
Equity in results of joint-venture	534	141	549	50
Other operating income and expense, net (Note 24)	27,987	(242,043)	(38,275)	(188,677)

	(287,183)	(441,393)	(612,241)	(552,166)

Income before financial income and expenses	1,819,504	286,163	2,982,468	515,969

Financial income (Note 23)	83,865	115,840	152,342	230,823
Financial expenses (Note 23)	(341,105)	(273,534)	(658,203)	(548,315)
Result of derivative financial instruments, net (Note 23)	(480,511)	(180,352)	(423,446)	106,781
Foreign exchange gain (loss) and indexation charges, net (Note 23)	(1,501,649)	(450,923)	(1,580,173)	(247,050)

	(2,239,400)	(788,969)	(2,509,480)	(457,761)

Income (loss) before income taxes	(419,896)	(502,806)	472,988	58,208

Income taxes
Current (Note 13 (b))	(25,941)	(27,960)	(44,404)	(47,548)
Deferred (Note 13 (b))	235,778	271,682	(23,512)	59,253

Net income (loss) for the period	(210,059)	(259,084)	405,072	69,913

Attributable to
Shareholders of the Company	(212,298)	(261,999)	400,943	64,653

Non-controlling interest	2,239	2,915	4,129	5,260

Net income (loss) for the period	(210,059)	(259,084)	405,072	69,913

Basic earnings (loss) per share (in Reais) (Note 25)	(0.38371)	(0,47363)	0.72473	0.11683

Diluted earnings (loss) per share (in Reais) (Note 25)	(0.38328)	(0.47287)	0.72391	0.11665

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Unaudited condensed consolidated statement of comprehensive income (In thousand of Reais)

	Second quarter		Semester ended
	April 1 to June 30, 2018	April 1 to June 30, 2017	June 30, 2018	June 30, 2017

Net income (loss) for the period	(210,059)	(259,084)	405,072	69,913

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains on post-employment benefit obligations			3,710

			3,710

Tax effect regarding above items - 34%			(1,261)

			2,449

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on fair value through other comprehensive income financial assets
Ensyn Corporation (“Ensyn”)	17,041	4,478	17,545	1,573
CelluForce Inc. (“CelluForce”)	2,304	901	2,031	650
Spinnova Oy (“Spinnova”)	2,091		2,670

	21,436	5,379	22,246	2,223

Tax effect regarding above items - 34%	(7,289)	(1,829)	(7,564)	(756)

	14,147	3,550	14,682	1,467

Total other comprehensive income for the period, net of taxes	14,147	3,550	17,131	1,467

Total comprehensive income (loss) for the period, net of taxes	(195,912)	(255,534)	422,203	71,380

Attributable to
Shareholders of the Company	(198,151)	(258,449)	418,074	66,120

Non-controlling interest	2,239	2,915	4,129	5,260

	(195,912)	(255,534)	422,203	71,380

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Unaudited condensed consolidated statement of changes in shareholders’ equity (In thousands of Reais)

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings	Total	Non- controlling interest	Total

As at December 31, 2016	9,740,777	(11,771)	11,350	(10,378)	1,599,640	411,432	2,010,024		13,751,074	66,606	13,817,680

Net income								64,653	64,653	5,260	69,913
Other comprehensive income					1,467				1,467		1,467
					1,467			64,653	66,120	5,260	71,380
Transactions with shareholders
Stock option program (Note 31(ii))				(17,045)					(17,045)		(17,045)
Repurchase of shares			1,678						1,678		1,678

As at June 30, 2017	9,740,777	(11,771)	13,028	(27,423)	1,601,107	411,432	2,010,024	64,653	13,801,827	71,866	13,873,693

As at December 31, 2017	9,740,777	(11,771)	13,361	(23,086)	1,608,867	465,695	2,783,320		14,577,163	72,766	14,649,929

Net income								400,943	400,943	4,129	405,072
Other comprehensive income					17,131				17,131		17,131
					17,131			400,943	418,074	4,129	422,203
Transactions with shareholders
Stock option program (Note 31(ii))			915						915		915
Exercise of stock option program			(623)	3,670					3,047		3,047
Tax incentive - ICMS			6,231						6,231		6,231
Additional dividend proposed - non-controlling interest (Portocel)										(4,809)	(4,809)

As at June 30, 2018	9,740,777	(11,771)	19,884	(19,416)	1,625,998	465,695	2,783,320	400,943	15,005,430	72,086	15,077,516

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Unaudited condensed consolidated statement of cash flows Period of six months ended (In thousand of Reais)

	June 30, 2018	June 30, 2017

Income before income taxes	472,988	58,208

Adjusted by
Depreciation, depletion and amortization (Note 24)	1,291,215	956,304
Depletion of timber resources from forestry partnership programs (Note 24)	40,098	23,771
Foreign exchange loss and indexation charges, net (Note 23)	1,580,173	247,050
Change in fair value of derivative financial instruments	423,446	(106,781)
Equity in results of joint-venture	(549)	(50)
Loss on disposal of property, plant and equipment and biological assets, net (Note 24)	25,344	13,948
Gain on sale of investment - Losango Project		(61,648)
Interest and gain/losses from marketable securities	(89,120)	(154,311)
Interest expense	535,824	454,759
Change in fair value of biological assets (Note 16 and Note 24)	(89,707)	223,201
Impairment of recoverable taxes - ICMS	74,976	45,244
Tax credits	(807)	(2,367)
Stock option program	915	1,678
Transaction costs and other	23,132	18,309

Decrease (increase) in assets
Trade accounts receivable	(103,426)	44,036
Inventory	(520,416)	(48,511)
Recoverable taxes	(134,541)	(247,477)
Other assets	28,447	(6,893)

Increase (decrease) in liabilities
Trade payables	(308,864)	555,970
Taxes payable	(80,854)	(20,531)
Payroll, profit sharing and related charges	(48,356)	(26,154)
Other payables	74,077	5,305

Cash provided by operating activities	3,193,995	1,973,060

Interest received	78,815	135,256
Interest paid	(459,247)	(441,936)
Income taxes paid	(19,012)	(18,194)

Net cash provided by operating activities	2,794,551	1,648,186

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Unaudited condensed consolidated statement of cash flows Period of six months ended (In thousand of Reais)

	June 30, 2018	June 30, 2017

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(1,932,474)	(2,387,597)
Advances for acquisition of timber from forestry partnership program	(41,627)	(14,587)
Proceeds from sale of investment - Losango Project		201,999
Marketable securities, net	(1,462,357)	(979,877)
Capital increase on joint-venture	(2,963)
Proceeds from sale of property, plant and equipment	5,093	14,548
Derivative transactions settled (Note 9(c))	28,909	75,032

Net cash used in investing activities	(3,405,419)	(3,090,482)

Cash flows from financing activities
Borrowings (Note 19)	994,819	2,639,677
Repayments of principal (Note 19)	(1,195,260)	(366,026)
Repurchase of shares		(17,045)
Exercise of stock option program	1,730
Dividends paid	(260,003)	(394,829)
Others	4,387	2,872

Net cash (used in) provided by financing activities	(454,327)	1,864,649

Effect of exchange rate changes on cash and cash equivalents	296,411	13,367

Net (decrease) increase in cash and cash equivalents	(768,784)	435,720

Cash and cash equivalents at beginning of the period	4,051,717	2,660,073

Cash and cash equivalents at end of the period	3,282,933	3,095,793

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial information.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

1                                         Operations and current developments

(a)                                 General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (B3 S.A. - Brasil Bolsa Balcão (“B3”)) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo, Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A. (“Portocel”)) and Terminal Macuco located in the port of Santos, State of São Paulo (operated by our subsidiary Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos SPE”)), which began its operations in February 2018.

(b)                                 Voting agreement and other obligations

On March 16, 2018, we disclosed a Material Fact informing the market that, on March 15, 2018, Fibria’s controlling shareholders, Suzano Holding S.A. and the other controlling shareholders of Suzano Papel e Celulose S.A., with Suzano Papel e Celulose S.A. acting as intervening party, entered into a Voting Agreement and other Obligations (“Agreement”), whereby Suzano’s controlling shareholders and Fibria’s controlling shareholders have agreed to exercise their voting rights in order to combine the operations and shareholder bases of Suzano and the Company, through a corporate reorganization. The Company’s Board of Director approved its accession to the Agreement on March 27, 2018.

The transaction is subject to the fulfillment of suspensive conditions, including the approval by antitrust authorities.

On May 31, 2018, the United States Federal Trade Commission, US antitrust authority, granted the early conclusion of the analysis regarding the process, authorizing the transaction without restrictions in the United States.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

2                                         Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                               Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the accounting basis of business continuity and the historical cost convention, except for certain financial assets measured at fair value through profit or loss and through other comprehensive income, financial liabilities (including derivative instruments) and biological assets measured at fair value.

(a)                                 Accounting policies adopted

The consolidated interim financial information have been prepared and are being presented in accordance with IAS 34 - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information must be read in conjunction with the audited annual financial statements for the year ended December 31, 2017, published on January 29, 2018, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the items related to the adoption of the new standards, amendments and interpretations issued by IASB, as detailed in Note 2.1.1, 2.1.2 and Note 3 below.

(b)                                 Approval of the interim financial statements

The consolidated interim financial statements were approved by the Board of Directors and Fibria’s Management on July 23, 2018.

2.1.1                     Financial instruments — IFRS 9

The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale. As a result, the financial assets are classified in one of the following categories: at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss.

The requirements for classification and measurement of financial liabilities were practically unchanged from the previous standard (IAS 39), including those related to embedded derivatives and the option to assign financial liabilities at fair value. The only exception introduced by the new standard relates to liabilities designated at fair value. Since the Company has no financial liabilities designated at fair value, this change did not have any impact.

(a)                                 Financial asset’s, classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost, (b) at fair value through

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

other comprehensive income and (c) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired.

Regular purchases and sales of financial assets are recognized on the trade date — the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(i)                                    Financial assets at amortized cost

Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents, trade accounts receivable, other assets and marketable securities, for investments in agrarian debt securities. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(ii)                                Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income are financial assets held by the Company (i) either to receive their contractual cash flow as the for sale with realization of profit or loss and (ii) whose contractual terms give rise on specified dates, to cash flows constituting, exclusively, payments of principal and interest on the principal amount outstanding. In addition, investments in equity instruments where, on initial recognition, the Company elected to present subsequent changes in its fair value to other comprehensive income, are classified in this category.

This category includes the balance of other investments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on the result, except for the fair value of investments in equity instruments that are recognized in other comprehensive income.

(iii)                            Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories.

Financial assets at fair value through profit or loss are the balance of derivative financial instruments, including embedded derivatives, stock options and other securities. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome, not derivative instruments and, under “Income from derivative financial instruments”, for derivative instruments.

2.1.2                     Revenue recognition — IFRS 15

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

The Company follows the conceptual framework of the standard, based on the five-step model: (1) identification of contracts with customers; (2) identification of performance obligations under contracts; (3) determining the transaction price; (4) allocation of the transaction price to the performance obligation provided for in the contracts and (5) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns.

(a)                                 Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                     Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point of control is transferred.

(ii)                                  Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

2.2                               Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom match the actual results. In the six-month period ended June 30, 2018, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                         New standards, amendments and interpretations issued by IASB

The standard below has been issued and is effective for future periods, as from January 1, 2019. We have not early adopted this standard.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

Standard	IFRS 16 — Leases

Effective date	January 1, 2019

Main points introduced by the standard

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).

Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

Impacts of the adoption

The Company´s evaluation of the impacts of the new standard is in progress. Our assessment is being conducted in several areas of the Company in order to identify the existing contracts, as well as the environmental of internal controls and systems impacted by the adoption of the new standard.

There are no other IFRS or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

4                                         Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2017 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                               Foreign exchange risk

	June 30, 2018	December 31, 2017

Assets in foreign currency
Cash and cash equivalents	3,032,748	3,583,241
Trade accounts receivable (Note 10)	1,244,587	1,042,107

	4,277,335	4,625,348

Liabilities in foreign currency
Loans and financing (Note 19)	12,567,572	10,695,696
Trade payables (Note 20)	2,044,873	1,541,247
Derivative financial instruments (Note 9 (a))	521,670	99,279

	15,134,095	12,336,222

Liability exposure	10,856,760	7,710,874

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

4.2                               Liquidity risk

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2018
Loans and financing	2,672,841	3,839,769	10,348,800	11,307,181
Derivative financial instruments	446,995	96,535	196,411
Trade and other payables	3,198,977	75,118	50,041	38,456

	6,318,813	4,011,422	10,595,252	11,345,637

At December 31, 2017
Loans and financing	2,485,566	2,658,719	8,994,927	9,987,428
Derivative financial instruments	119,473	67,671	169,112
Trade and other payables	3,235,427	63,431	50,189	45,452

	5,840,466	2,789,821	9,214,228	10,032,880

5                                         Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.8558). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	1,642,089	3,970,875
Loans and financing	3,121,475	6,242,950
Cash and cash equivalents	758,187	1,516,374

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at June 30, 2018. As the

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	1,834	3,667
Currency basket	158	314
Long-term Interest Rate (TJLP)	2,607	5,180
Interbank Deposit Certificate (CDI)	4,366	8,673
Broad Consumer Price Index - Inflation Rate (IPCA)	67	118

Derivative financial instruments
CDI	15,116	35,769
IPCA	257,814	511,045

Marketable securities (a)
CDI	9,898	19,698

(a)         Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at June, 30, 2018. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	129,283	266,425

6                                         Fair value estimates

In the six-month period ended June 30, 2018, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2017. There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

	June 30, 2018
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		325,293		325,293
Warrant to acquire Ensyn’s shares (Note 15(c))			12,146	12,146
Marketable securities (Note 8)	1,043,970	3,204,484		4,248,454

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			135,648	135,648
Other investments - CelluForce (Note 15(c))			18,956	18,956
Other investments - Spinnova (Note 15(c))			22,516	22,516

Biological asset (Note 16) (*)			4,329,835	4,329,835

Total assets	1,043,970	3,529,777	4,506,955	9,080,702

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(643,447)		(643,447)

Total liabilities		(643,447)		(643,447)

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

	December 31, 2017
	Level 1	Level 2	Level 3	Total

Fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		448,292		448,292
Warrant to acquire Ensyn’s shares (Note 15(c))			9,825	9,825
Marketable securities (Note 8)	1,992,707	783,255		2,775,962

At fair value through other comprehensive income
Other investments - Ensyn (Note 15(c))			105,955	105,955
Other investments - CelluForce (Note 15(c))			13,962	13,962
Other investments - Spinnova (Note 15(c))			19,847	19,847

Biological asset (Note 16) (*)			4,253,008	4,253,008

Total assets	1,992,707	1,231,547	4,402,597	7,626,851

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(314,090)		(314,090)

Total liabilities		(314,090)		(314,090)

(*) See the changes in the fair value of the biological assets in Note 16.

6.1                               Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy, except for fair value of the bonds, that is classified as Level 1. The following table presents the fair value of loans and financing:

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

	Yield used to discount (*)	June 30, 2018	December 31, 2017

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		392,047	349,595
Bonds - Fibria Overseas		7,269,787	6,589,506
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR US$	3,502,517	2,267,818
Export credits (Finnvera)	LIBOR US$	1,619,631	1,356,872
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	1,709,024	1,908,852
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	59,852	79,226
BNDES — Selic (i)	Brazilian interbank rate (DI 1)	460,849	385,477
Currency basket	Brazilian interbank rate (DI 1)	78,139	481,088
Banco do Nordeste	Brazilian interbank rate (DI 1)		149,189
CRA	Brazilian interbank rate (DI 1)	5,079,503	4,783,841
FINEP	Brazilian interbank rate (DI 1)	813	1,133
FINAME	Brazilian interbank rate (DI 1)		167
NCE in Reais	Brazilian interbank rate (DI 1)	400,472	392,246
FDCO	Brazilian interbank rate (DI 1)	546,005	534,652

		21,118,639	19,279,662

(*) Used to calculate the present value of the loans.

(i) Selic: Special Clearance and Escrow System is the Brazilian Central Bank’s system for performing open market operations in execution of monetary policy.

6.2                               Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•                  Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The only difference is the swap TJLP x US$, where the cash flows of the asset (TJLP) are forecasted for a stable yield, accordingly to the value of the current TJLP, during all period of the swap, issued by the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”). For the cross-currency swaps (BRL x US$) the discount is calculated using the yield of the Dollar coupon and, for the swap of IPCA in local currency, the discount is calculated using the yield of the Brazilian interest rate — future yield of the CDI. The contract fair value is the difference between the asset and liability.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

•                  Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from B3 exchange information to calculate the fair values.

•                  Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in June 30, 2018, are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.40	1M	2.10	1M	(3.04)
6M	6.82	6M	2.46	6M	2.49
1Y	7.60	1Y	2.59	1Y	3.70
2Y	8.82	2Y	2.80	2Y	4.37
3Y	9.77	3Y	2.87	3Y	4.62
5Y	11.00	5Y	2.90	5Y	4.95
10Y	12.07	10Y	2.94	10Y	5.65

7                                         Cash and cash equivalents

	Average yield p.a. - %	June 30, 2018	December 31, 2017

Cash and banks (i)	2.09	1,933,007	3,239,685
Fixed-term deposits
Local currency	100.98% of CDI	236,070	415,377
Foreign currency (ii)	2.10	1,113,856	396,655

		3,282,933	4,051,717

(i)             It includes the balances of our foreign subsidiaries.

(ii)          Refers mainly to Time Deposits maturing within 90 days.

The decrease of R$ 768,784 in the six-month ended June 30, 2018 refers, mainly, to the prepayments of some debts in the period, as detailed in Note 19.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

8                                         Marketable securities

	Average yield p.a.- %	June 30, 2018	December 31, 2017

In local currency
Brazilian Federal provision fund	30% of CDI	583	1,945
Brazilian Federal Government securities
At fair value through profit and loss	98.45 of CDI	1,043,387	1,990,762
At amortized cost (i)	6	5,886	5,716
Private securities (repurchase agreements)	100.83 of CDI	3,036,973	621,001
Private securities (repurchase agreements) - Escrow account (ii)	102 of CDI	167,511	162,254

Marketable securities		4,254,340	2,781,678

Current		4,086,829	2,619,424

Non-Current		167,511	162,254

(i)             The yield of 6% p.a. refers to the agrarian debt bonds.

(ii)          The amount will be held in the escrow account and shall be released upon governmental approvals and the fulfilment, by the Company, of other precedent conditions for the conclusion of the Losango Project.

The increase of R$ 1,472,662 in the six-month ended June 30, 2018 refers, mainly, to the surplus of cash invested in the period.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

9                                         Derivative financial instruments (including embedded derivative)

(a)                                 Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	2,255,000	1,981,000	(218,908)	90,078

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)		40,800		1,231
Swap IPCA x CDI (notional in Reais)	1,028,022	1,028,022	60,615	70,387

Hedges of foreign currency
Swap DI x US$ (USD)	170,595	173,547	(255,534)	(147,359)
Swap Fixed x US$ (USD)	32,039	46,829	(47,228)	(43,229)

			(461,055)	(28,892)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	746,319	768,598	142,901	163,094

			(318,154)	134,202

Classified
In current assets			19,901	124,340
In non-current assets			305,392	323,952
In current liabilities			(440,181)	(151,571)
In non-current liabilities			(203,266)	(162,519)

			(318,154)	134,202

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(b)                                 Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$		40,800		134,156
Real CDI to USD	R$	334,947	340,618	581,428	579,978
Real Fixed to USD	R$	72,825	106,441	70,158	100,983
IPCA to CDI	R$	1,072,439	1,028,022	1,112,017	1,123,400
Liability
LIBOR to fixed	US$		40,800		(132,925)
Real CDI to USD	US$	170,595	173,547	(836,962)	(727,337)
Real Fixed to USD	US$	32,039	46,829	(117,386)	(144,212)
IPCA to CDI	R$	1,028,022	1,028,022	(1,051,402)	(1,053,013)

Total of swap contracts				(242,147)	(118,970)

Options - Cash flow hedge
Zero cost collar	US$	2,255,000	1,981,000	(218,908)	90,078

				(461,055)	(28,892)

(c)                                  Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

Operational hedge
Cash flow hedge of exports	(218,908)	90,078	48,663	300,044
Hedge of debts
Hedge of interest rates	60,615	71,618	(3,735)	(31,530)
Hedge of foreign currency	(302,762)	(190,588)	(16,019)	(146,744)

	(461,055)	(28,892)	28,909	121,770

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(d)                                 Fair value by maturity date of economic hedge strategy contracts

	June 30, 2018	December 31, 2017

2018	(280,869)	(31,234)
2019	(215,808)	(57,574)
2020	(64,936)	(57,165)
2021	(32,615)	(27,610)
2022	(33,171)	(22,209)
2023	166,344	166,900

	(461,055)	(28,892)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made at maturity date of each transaction, when the final settlement amount will be determined.

The outstanding contracts at June 30, 2018 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (Brazilian clearing house).

10                                  Trade accounts receivable

	June 30, 2018	December 31, 2017

Domestic customers	274,139	157,475
Export customers	1,244,587	1,042,107

	1,518,726	1,199,582

Allowance for doubtful accounts	(6,195)	(6,425)

	1,512,531	1,193,157

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. The impact of these factoring transactions on the accounts receivable in the balance sheet as at June 30, 2018, is R$ 3,949,645 (R$ 3,254,015 as at December 31, 2017).

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

11                                 Inventory

	June 30, 2018	December 31, 2017

Finished goods at plants/warehouses
Brazil	398,151	460,963
Abroad	1,320,780	728,272
Work in process	25,752	18,850
Raw materials	832,740	674,379
Supplies(*)	204,286	184,022
Imports in transit	19,851	13,917

	2,801,560	2,080,403

(*)         Net of R$ 8,340 as at June 30, 2018 (R$ 8,340 as at December 31, 2017) related to the provision for obsolescence of the inventory for maintenance.

The increase of R$ 721,157 in the six-month period ended June 30, 2018 refers, mainly, to the increase in the level of our inventories of finished goods at warehouses abroad (from 48 days of inventories as at December 31, 2017 to 56 days as at June 30, 2018).

12                                 Recoverable taxes

	June 30, 2018	December 31, 2017

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,286,539	1,150,492
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,249,196	1,210,235
Tax on Manufactured Products (IPI)	13,335	12,422
Credit related to Reintegra Program	239,823	203,540
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	649,928	738,990
Provision for the impairment of ICMS credits	(1,225,450)	(1,174,762)

	2,213,371	2,140,917

Current	1,631,576	272,623

Non-current	581,795	1,868,294

During the six-month period ended June 30, 2018, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

The Company still believes in the provisions of the International Double Taxation Treaties signed by Brazil. However, the Company decided by taxes the foreign profits according to the Law 12.973/14, until the definition by the Supreme Court (Supremo Tribunal Federal — STF).

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	June 30, 2018	December 31, 2017

Tax loss carryforwards (i)	262,663	172,016
Provision for legal proceeds	123,139	114,385
Sundry provisions (impairment, operational and other)	760,474	621,420
Results of derivative contracts - payable on a cash basis for tax purposes	108,172	(45,629)
Exchange losses (net) - payable on a cash basis for tax purposes	1,411,934	1,016,427
Tax amortization of the assets acquired in the business combination - Aracruz	96,461	95,575
Actuarial gains on medical assistance plan (SEPACO)	12,579	13,840
Provision for tax on investments in foreign-domiciled subsidiaries	(1,059,726)	(199,198)
Reforestation costs already deducted for tax purposes	(206,331)	(263,649)
Fair values of biological assets	76,152	78,313
Transaction costs and capitalized financing costs	(129,405)	(126,571)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(760,398)	(715,669)
Other provisions	(16,485)	(8,715)

Total deferred taxes, net	679,229	752,545

Deferred taxes - asset (net by entity)	679,229	752,545

(i)             The balance as at June 30, 2018 is presented net of R$ 351,545 (R$ 329,428 as at December 31, 2017) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

Changes in the net balance of deferred income tax are as follows:

	June 30, 2018	December 31, 2017

At the beginning of the period	752,545	801,275
Tax loss carryforwards	90,647	(100,118)
Temporary differences from provisions	147,808	30,294
Provision for tax on investments in foreign-domiciled subsidiaries	(860,528)	215,138
Derivative financial instruments taxed on a cash basis	153,801	(39,369)
Amortization of goodwill	(43,843)	(91,350)
Reforestation costs (i)	57,318	233,652
Exchange losses (net) taxed on a cash basis	395,507	(395,225)
Fair value of biological assets	(2,161)	149,161
Actuarial losses on medical assistance plan (SEPACO)(ii)	(1,261)	(3,433)
Transaction costs and capitalized financing costs	(2,834)	(46,230)
Other	(7,770)	(1,250)

At the end of the period	679,229	752,545

(i)             In 2017, we opted to stop the anticipation of reforestation costs already deducted for tax purposes. Consequently, there was only realization of the deferred tax liabilities referring to the investments of previous years.

(ii)          Deferred taxes presented in the statement of other comprehensive income.

(b)                                Reconciliation of taxes on income

	June 30, 2018	June 30, 2017

Income before tax	472,988	58,208

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(160,816)	(19,791)

Reconciliation to effective expense

Equity in results of joint-venture	187	17
Credit from Reintegra Program	22,146	18,219
Benefits to directors	(9,768)	(4,449)
Foreign exchange effects on foreign subsidiaries (i)	79,459	25,498
Other, mainly non-deductible provisions	876	(7,789)

Income tax and Social Contribution benefit (expense) for the period	(67,916)	11,705

Effective rate - %	14.4	(20.1)

(i)             Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the six-month period ended June 30, 2018, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2017.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(i)                                    Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2018	December 31, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(541)	(2,224)
Votorantim S.A.	Land leases	(195)	(196)
BNDES	Financing	(2,553,055)	(3,045,982)

		(2,553,791)	(3,048,402)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	11,567	9,924
Votener - Votorantim Comercializadora e Energia	Energy supplier	(4,081)	(1,018)
Banco Votorantim S.A.	Investments	176,092	68,535
Banco Votorantim S.A.	Financial instruments	(4,428)
Votorantim Cimentos S.A.	Input supplier	(19)	(54)
Votorantim Cimentos S.A.	Land leases		(532)
Votorantim Siderurgia S.A.	Standing wood supplier	(652)	(3,690)
Sitrel - Siderurgia Três Lagoas Ltda.	Land leases	(10)	(10)
Nexa Resources	Chemical products supplier	(510)	(376)
Companhia Brasileira de Alumínio (“CBA”)	Land leases	(109)	(109)

		177,850	72,670

Net		(2,375,941)	(2,975,732)

Presented in the following lines
In assets
Marketable securities		176,092	68,535
Derivative financial instruments
Related parties - non-current		11,567	9,924
Other assets - current		11,633	3,343
In liabilities
Loans and financing (Note 19)		(2,553,055)	(3,045,982)
Derivative financial instruments		(4,428)
Suppliers		(17,750)	(11,552)

		(2,375,941)	(2,975,732)

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(ii)                                Amounts transacted in the period

	Amounts transacted
	Nature	June 30, 2018	June 30, 2017

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(5,789)	(4,888)
Votorantim S.A.	Land leases	(1,172)	(3,475)
BNDES	Financing	(93,860)	(120,351)

		(100,821)	(128,714)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	1,643	148
Votener — Votorantim Comercializadora de Energia	Energy supplier	13,719	13,349
Banco Votorantim S.A.	Investments	2,441	5,916
Banco Votorantim S.A.	Financial instruments	(4,428)	(42)
Votorantim CTVM Ltda.	Rendering of services		(168)
Votorantim Cimentos S.A.	Energy supplier	4,440	6,134
Votorantim Cimentos S.A.	Input supplier	(179)	(104)
Votorantim Cimentos S.A.	Land leases		(1,872)
Votorantim Energia Ltda.	Energy supplier		(23)
Votorantim Siderurgia S.A.	Standing wood supplier	(1,130)	(14,947)
Sitrel Siderurgia Três Lagoas Ltda.	Energy supplier	2,140	3,291
Sitrel Siderurgia Três Lagoas Ltda.	Land leases	(60)	(57)
Nexa Resources	Chemical products supplier	(3,008)	(2,312)
CBA	Land leases	(652)	(278)

		14,926	9,035

(b)                                 Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	June 30, 2018	June 30, 2017

Benefits to officers and directors (i)	23,994	5,367

	23,994	5,367

(i)             Benefits include fixed compensation, social security contributions to the National Institute of Social Security (INSS), the variable compensation program and compensation program based on shares. The variation above is related, mainly, to the effect of the appreciation of Company’s shares in 2018, with effect in the compensation program based on shares and the reversal of R$ 7,770 recognized in the first quarter of 2017regarding the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance,

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

Compensation, Sustainability and Innovation Committees’ members of R$ 1,194 for the six-month period ended June 30, 2018 (R$ 504 for the six-month period ended June 30, 2017).

The Company does not have post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	June 30, 2018	December 31, 2017

Current liability
Payroll, profit sharing and related charges	7,487	16,798

Non-current liability
Other payables	10,592	4,339

Shareholders’ equity
Capital reserve	5,843	6,686

	23,922	27,823

15                                  Investments

	June 30, 2018	December 31, 2017

Investment in associate and joint-venture - equity method	3,865	3,316
Other investments — at fair value (a)	177,120	149,589

	180,985	152,905

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(a)                                 Other investments

	Percentage of total capital - %	June 30, 2018	December 31, 2017

Ensyn (i)	12.11	135,648	115,780
CelluForce	8.3	18,956	13,962
Spinnova	18	22,516	19,847

		177,120	149,589

(i)             The Company holds certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

Fair value change in our interest in the above investments was not significant in the six-month period ended June 30, 2018. The increase in the balance refers to the foreign currency effect on these investments and the capital contribution to CelluForce in March 2018, in the amount of CAD 1,160 thousand (equivalents then to R$ 2,963).

16                                  Biological assets

	June 30, 2018 (six months)	December 31, 2017 (twelve months)

At the beginning of the period	4,253,008	4,351,641

Additions	833,313	1,733,733
Harvests in the period (depletion)	(837,955)	(1,472,648)
Change in fair value	89,707	(326,349)
Disposals	(8,238)	(33,369)

At the end of the period	4,329,835	4,253,008

In accordance with our accounting policies, in the six-month period ended June 30, 2018 we performed a valuation of the biological assets at their fair value. In the following table, we present the main inputs used to estimate the fair value of biological assets:

	June 30, 2018	December 31, 2017

Planted area (hectare)(*)	481,441	486,393
Average annual growth (IMA) - m3/hectare	38.1	36.3
Remuneration of own contributory assets - %	6.0	6.0
Discount rate - %	6.91	6.91

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

(*) It includes 194,848 hectares of forests under two years as at June 30, 2018 (188,622 as at December 31, 2017).

The changes in the fair value of the biological assets in the six-month period ended June 30, 2018 and in the year ended December 31, 2017 are presented as follows:

	June 30, 2018	December 31, 2017

Physical changes	127,811	(264,535)
Prices	(38,104)	(61,814)

	89,707	(326,349)

The Company has no biological assets pledged in the six-month period ended June 30, 2018.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 (In thousands of Reais, unless otherwise indicated)

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress	Other(i)	Total

At December 31, 2016	1,641,036	1,268,762	5,606,905	4,465,071	125,418	13,107,192
Additions		306	60,494	2,779,896	1,193	2,841,889
Disposals	(9,856)	(8,442)	(11,162)		(342)	(29,802)
Depreciation		(132,513)	(782,027)		(34,449)	(948,989)
Transfers and others (ii)	17,124	1,052,979	5,941,986	(6,990,513)	109,872	131,448

At December 31, 2017	1,648,304	2,181,092	10,816,196	254,454	201,692	15,101,738
Additions	424,465	262	1,069	661,827	327	1,087,950
Disposals		(6,004)	(10,870)		(171)	(17,045)
Depreciation		(86,280)	(508,500)		(25,439)	(620,219)
Transfers and others (ii)	5,007	36,369	482,611	(537,282)	25,719	12,424

At June 30, 2018	2,077,776	2,125,439	10,780,506	378,999	202,128	15,564,848

(i)        Includes vehicles, furniture, IT equipment and others.

(ii)     Includes transfers between property, plant and equipment, intangible assets and inventory.

The increase of R$ 463,110 in the balance refers, mainly, to the acquisitions of lands in the six-month period ended June 30, 2018.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	June 30, 2018	December 31, 2017

At the beginning of the period	4,592,262	4,575,694
Additions	11,210	60,686
Amortization	(39,038)	(69,563)
Transfers and others (*)	7,279	25,445

At the end of the period	4,571,713	4,592,262

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	53,988	47,197
Concession right — Macuco Terminal	177,298	115,047
Acquired from business combination
Databases	22,800	45,600
Relationships with suppliers - chemical products	67,031	72,187
Intangible in progress and trademarks and patents	8,919	71,403
Others	11,227	10,378

	4,571,713	4,592,262

(*) Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown by type of loan

		Average
		annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017	June 30, 2018	December 31, 2017

In foreign currency
BNDES - currency basket	UMBNDES	6.4	23,006	438,735	58,646	59,800	81,652	498,535
Bonds	Fixed	5.1	125,487	81,219	7,574,146	6,490,296	7,699,633	6,571,515
Finnvera	Libor	3.8	194,256	175,727	1,247,901	1,146,011	1,442,157	1,321,738
Export credits (prepayment)	Libor	3.9	640,686	2,818	2,703,444	2,301,090	3,344,130	2,303,908

			983,435	698,499	11,584,137	9,997,197	12,567,572	10,695,696

In Reais
BNDES	TJLP	8.8	159,259	574,895	1,625,616	1,365,637	1,784,875	1,940,532
BNDES	Fixed	6.1	28,151	35,045	32,979	45,839	61,130	80,884
BNDES	SELIC	7.8	41,262	10,344	584,136	515,687	625,398	526,031
FINAME	TJLP/ Fixed	2.5		167				167
BNB	Fixed	10.8				142,418		142,418
CRA	CDI/IPCA	9.9	72,341	60,436	4,917,855	4,882,218	4,990,196	4,942,654
NCE	CDI	7.5	313,673	312,477	86,449	86,449	400,122	398,926
FCO, FDCO and FINEP	Fixed	8.0	102,354	661	490,606	570,213	592,960	570,874
Others (Revolving costs)			359	381			359	381

			717,399	994,406	7,737,641	7,608,461	8,455,040	8,602,867

			1,700,834	1,692,905	19,321,778	17,605,658	21,022,612	19,298,563

Interest			418,840	283,089	64,791	98,542	483,631	381,631
Long-term borrowing			1,281,994	1,409,816	19,256,987	17,507,116	20,538,981	18,916,932

			1,700,834	1,692,905	19,321,778	17,605,658	21,022,612	19,298,563

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity of the non-current portion

	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES — currency basket	10,749	21,498	8,769	9,616	8,014					58,646
Bonds		370,738				2,292,997	2,265,462		2,644,949	7,574,146
Finnvera	95,991	191,985	191,985	191,985	191,985	191,985	191,985			1,247,901
Export credits (prepayment)	634,057	227,047	1,306,671	535,669						2,703,444

	740,797	811,268	1,507,425	737,270	199,999	2,484,982	2,457,447		2,644,949	11,584,137

In Reais
BNDES - TJLP	111,292	239,259	238,464	234,367	234,088	216,347	233,470	118,329		1,625,616
BNDES - Fixed rate	12,589	15,200	4,791	399						32,979
BNDES - Selic	31,328	62,657	61,390	58,824	79,875	77,733	122,043	90,286		584,136
CRA		1,204,185	666,011	1,512,680	1,534,979					4,917,855
NCE	43,225	43,224								86,449
FCO, FDCO and FINEP	28,878	57,716	57,716	57,716	57,716	57,716	57,716	57,716	57,716	490,606

	227,312	1,622,241	1,028,372	1,863,986	1,906,658	351,796	413,229	266,331	57,716	7,737,641

	968,109	2,433,509	2,535,797	2,601,256	2,106,657	2,836,778	2,870,676	266,331	2,702,665	19,321,778

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	June 30, 2018	December 31, 2017

Real	7,829,642	8,076,836
U.S. Dollar	12,485,920	10,197,161
Selic (*)	625,398	526,031
Currency basket	81,652	498,535

	21,022,612	19,298,563

(*) Contractual definition of currency in contracts with BNDES that are in Reais plus Selic interests.

(d)                                Roll forward

	June 30, 2018	December 31, 2017

At the beginning of period	19,298,563	16,152,511
Borrowings	1,012,928	8,657,127
Interest expense	542,552	1,106,063
Foreign exchange gains, net	1,810,153	232,960
Repayments - principal amount	(1,195,260)	(5,710,288)
Interest paid	(459,247)	(1,046,117)
Additional transaction costs	(18,109)	(158,154)
Other (*)	31,032	64,461

At the end of the period	21,022,612	19,298,563

(*)         Includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

BNDES

On January 29, 2018, the Company prepaid the amount of R$ 909 million regarding to contracts signed with BNDES for forestry and industrial projects, with original maturities between 2018 and 2022 and interest rates of TJLP plus 2.42% p.a. and 4.65% p.a., UMBNDES (currency basket) plus 2.42% p.a. and 2.48% p.a. and fixed interest rate of 6% p.a. The balances regarding the contracts paid were presented as current liabilities as of December 31, 2017. This settlement helps the decrease of the Company’s average debt cost.

Banco do Nordeste - BNB

On March 28, 2018, the Company prepaid the amount of R$ 147 million regarding to contract signed with Banco do Nordeste - BNB, with original maturity in December 2023 and fixed interest rate of 12.95% p.a. This settlement helps the decrease of the Company’s average debt cost.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

(f)                                  Significant operations contracted in the period

Prepayment FIT

On January 2018, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export prepayment contract, in the amount of US$ 170 million (equivalent to R$ 547,723), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, depending on the current risk rating of the Company, with a five-year term.

BNDES

During the first semester of 2018, there was release in the amount of R$ 350,000, to Fibria S.A., of the total contracted R $2,347,524 million with the BNDES, through its subsidiary Fibria-MS, which was incorporated on December 31, 2017, with maturity for 2026 and interest of TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released as fulfilled the conditions of release depending on the needs for the realization of Project Horizonte 2.

20                                 Trade payables

	June 30, 2018	December 31, 2017

Local currency
Related parties	17,750	11,552
Third parties	950,758	1,557,663
Foreign currency
Third parties (i)	2,044,873	1,541,247

	3,013,381	3,110,462

(i)         We have a long-term take or pay supply agreement of hardwood pulp with Klabin with special conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement. As at June 30, 2018, R$ 1,890,798 (R$ 1,392,072 as at December 31, 2017) refers to pulp purchases of these contract.

21                                 Contingencies

	June 30, 2018			December 31, 2017
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	118,315	127,917	9,602	114,733	120,342	5,609
Labor	46,511	175,740	129,229	43,889	158,055	114,166
Civil	2,474	58,360	55,886	3,056	49,225	46,169

	167,300	362,017	194,717	161,678	327,622	165,944

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

The change in the provision for legal proceeds is as follows:

	June 30, 2018	December 31, 2017

At the beginning of the period	327,622	385,757
Settlement	(1,332)	(53,563)
Reversal	(19,330)	(58,056)
New litigation	33,760	13,136
Accrual of financial charges	21,297	40,348

At the end of the period	362,017	327,622

Income tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2018, the Company obtained a favorable decision in the second administrative instance, which confirmed the decision in the first instance, regarding the tax assessment notice received in June 2014 with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). The Company awaits the formalization of the decision by the authorities. The decision is not final and may still be appealed by the tax authorities.

There were no other significant changes in the ongoing claims in the six-month period ended June 30, 2018.

22                                 Revenue

(a)                                Reconciliation

	June 30, 2018	June 30, 2017

Gross amount	10,685,165	6,192,369
Sales taxes	(185,113)	(113,009)
Discounts (*)	(2,084,397)	(1,230,485)

Net revenues	8,415,655	4,848,875

(*)    Related mainly to trade discounts.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

(b)                                Information about markets

	June 30, 2018	June 30, 2017

Revenue
Export market	7,632,221	4,368,755
Domestic market	734,808	433,535
Services	48,626	46,585

	8,415,655	4,848,875

23                                 Financial results

	June 30, 2018	June 30, 2017

Financial expenses
Interest on loans and financing (i)	(535,824)	(454,759)
Loan commissions	(29,012)	(24,886)
Others	(93,367)	(68,670)

	(658,203)	(548,315)

Financial income
Financial investment earnings	124,126	186,458
Others (ii)	28,216	44,365

	152,342	230,823

Gains (losses) on derivative financial instruments
Gain	136,894	385,904
Losses	(560,340)	(279,123)

	(423,446)	106,781

Foreign exchange and losses
Loans and financing	(1,810,153)	(221,910)
Other assets and liabilities (iii)	229,980	(25,140)

	(1,580,173)	(247,050)

Net financial result	(2,509,480)	(457,761)

(i)        Does not include the amount of R$ 6,728 as at June 30, 2018 (R$ 105,236 as at June 30, 2017), related to capitalized financing costs.

(ii)      Includes interest accrual of the tax credits.

(iii)     Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

24                                 Expenses by nature

	June 30, 2018	June 30, 2017

Cost of sales
Depreciation, depletion and amortization	(1,304,319)	(968,030)
Freight	(738,156)	(468,474)
Labor expenses	(335,160)	(274,457)
Variable costs (raw and consumable materials)	(2,443,311)	(2,069,779)

	(4,820,946)	(3,780,740)

Selling expenses
Labor expenses	(17,750)	(14,644)
Selling expenses (i)	(359,221)	(207,964)
Operating leases	(1,596)	(1,671)
Depreciation and amortization charges	(15,963)	(4,853)
Other expenses	(12,160)	(7,755)

	(406,690)	(236,887)

General and administrative and directors’ compensation expenses
Labor expenses	(65,883)	(51,727)
Third-party services (consulting, legal and others)	(63,021)	(44,961)
Depreciation and amortization charges	(11,031)	(7,192)
Taxes and contributions	(3,891)	(3,263)
Operating leases and insurance	(5,133)	(5,177)
Other expenses	(18,866)	(14,332)

	(167,825)	(126,652)

Other operating income and expense, net
Program of variable compensation to employees	(78,242)	(10,467)
Gain on sale of investment - Losango Project		61,648
Change in fair value of biological assets	89,707	(223,201)
Loss on disposal of property, plant and equipment and biological assets, net	(25,344)	(13,948)
Provision for contingencies, net	(25,652)	(3,128)
Tax credits	807	2,229
Others	449	(1,810)

	(38,275)	(188,677)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

25                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	June 30, 2018	June 30, 2017

Numerator
Net income attributable to the shareholders of the Company	400,943	64,653

Denominator
Weighted average number of common shares outstanding	553,229,973	553,373,556

Basic earnings per share (in Reais)	0.72473	0.11683

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the six-month period ended June 30, 2018, 2017, excluding the 631,633 treasury shares of shares in the six-month period ended June 30, 2018 (892,132 shares for the six-month period ended June 30, 2017). In the six-month period ended June 30, 2018 and 2017 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the period plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	June 30, 2018	June 30, 2017

Numerator
Net income attributable to the shareholders of the Company	400,943	64,653

Denominator
Weighted average number of common shares outstanding	553,229,973	553,373,556
Dilution effect
Stock options	631,633	892,132
Number of common shares outstanding adjusted according to dilution effect	553,861,606	554,265,688

Diluted earnings per share (in Reais)	0.72391	0.11665

Fibria Celulose S.A. Notes to the unaudited condensed consolidated interim financial information at June 30, 2018 In thousands of Reais, unless otherwise indicated

26                                 Explanatory notes not presented

We presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 26), asset retirement obligations (Note 27), long term commitments (Note 28), shareholders’ equity (Note 29), benefits to employees (Note 30), compensation program based on shares (Note 31), insurance (Note 35), non-current assets held for sale (Note 37) and, impairment testing (Note 38), that we omitted in the June 30, 2018 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2017.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO